

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 26, 2016

Dhruv Shringi
Chief Executive Officer
Yatra Online, Inc.
1101-03, 11th Floor, Tower-B
Unitech Cyber Park
Sector 39, Gurgaon, Haryana 122002
India

> **Re: Yatra Online, Inc.**
> **Registration Statement on Form F-4**
> **Filed September 29, 2016**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed October 25, 2016**
> **File No. 333-213862**

Dear Mr. Shringi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note your disclosure on page 145 that Terrapin 3 dismissed KPMG as its independent registered public accounting firm on August 14, 2014. Please provide information required by Item 16F of Form 20-F as it relates to KPMG's dismissal.

3. Please mark your notice letter as "Preliminary Copies" in accordance with Rule 14a-6(e)(1).

4. Please include a preliminary proxy card with your next amendment.

5. We note that you have entered into the Amended and Restated Investment Banking Letter Agreement with Terrapin 3 and Macquarie Capital. If this is a material agreement, please file it as an exhibit to your registration statement or advise.

6. Please provide us with copies of any "board books" or any other materials provided to the board and management in connection with the proposed transaction or advise. Such materials should include any presentations made by the financial advisors. Also, provide us with copies of any engagement letters.

Industry and Market Data, page 1

7. Please provide a consent for Phocuswright Inc or tell us why this is not required. Refer to Rule 436 of the Securities Act.

Questions and Answers about the Transaction

What Conditions must be satisfied to complete the Transaction?, page 7

8. We note your disclosure that one of the closing conditions of the merger is for Terrapin 3 to have, in the aggregate, not less than $100.0 million of cash that is available for distribution. We also note your disclosure on page 7 that as of September 23, 2016 Tarrapin 3 had approximately $99.4 million in the trust account. Please revise to explain how Tarrapin 3 plans to satisfy this closing condition.

What are the interests of Terrapin 3's directors and executive officers in the Transaction?, page 8

9. We note that in the second, third and fourth bullet points you refer to securities held by initial stockholders and Sponsors. Please explain which directors and executive officers are also Sponsors or initial stockholders. In addition, revise similar disclosure on page 71.

Summary, page 14

10. Please include an organization chart depicting your organizational structure before and after the consummation of the merger to help illustrate the narrative description of the parties and the transactions. This chart should also illustrate the states or countries of incorporation of various legal entities.

Ownership of Yatra Ordinary Shares Upon Completion of the Transaction, page 15

11. We note that the Post-Reverse Split Shares attributed to Yatra's existing shareholders are 21,943,066. In light of the fact that as of March 31, 2016 Yatra appears to have 6,180,105 ordinary shares and 41,065,679 preference shares, please explain to us how this amount of shares was calculated or determined. If there was a significant amount of shares issued subsequent to March 31, 2016, these issuances should be disclosed in the notes to the financial statements and MD&A. Please advise.

Proposals to be Considered by the Terrapin 3's Stockholders, page 58

Background of the Transaction, page 58

12. We note your disclosure on page 60 that Terrapin 3 "continued to consider alternative business combinations." Please disclose what alternative business combinations the Terrapin 3's Board of Directors considered.

Terrapin 3's Board of Directors' Reasons for Approval of the Transaction, page 62

13. We note your disclosure on page 63 that the "implied purchase multiple of Yatra compares favorably to the current valuations of similar public companies." Please disclose the actual numeric value of the multiple you reference.

Opinion of Terrapin 3's Financial Advisor, page 64

14. We note that Yatra prepared internal financial projections that Terrapin 3 provided to Ladenburg Thalmann. Please revise to disclose these internal financial projections or explain why you have not included them.

15. Please disclose whether any of the selected publicly traded companies listed on top of page 67 are Indian companies.

Miscellaneous, page 69

16. Please quantify any fees payable to Ladenburg Thalmann and its affiliates relating to any material relationship that existed in the last two years between Terrapin 3 and its affiliates and Ladenburg Thalmann and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

The Business Combination Agreement

Conditions to Complete the Transaction, page 79

17. We note that you list "the approval of Yatra's shareholders having been obtained" as a condition to complete the transaction. Please clarify what Yatra's shareholders need to approve.

Use of Proceeds, page 83

18. We note that you intend "to repay certain indebtedness and other payouts of Yatra." Please disclose the interest rates of the credit facilities to be repaid. Refer to Instruction 4 to Item 504 of Regulation S-K.

Unaudited Pro Form Condensed Combined Financial Information, page 84

19. We note your disclosure here that Yatra's shareholders will have "approximately 58% ownership interest in the combined entity." On page 74 and other sections of the prospectus, however, you state that Yatra's current shareholders will own an ownership interest of approximately 61.8% of Yatra's Ordinary Shares. Please explain the difference between these numbers or revise for consistency.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 89

20. Please expand your footnote disclosures to clearly describe how the underlying amounts related to the pro forma adjustments were determined or refer to where the information is located in the document. Where applicable, explain how such adjustments are factually supportable.

Footnote (11), page 89

21. We note from your disclosure in footnote (11) that this adjustment reflects the non-controlling interest held by current Terrapin 3 Class F shareholders in a subsidiary of Yatra established as part of the transaction. Please tell us and revise to clearly explain how the amount of the adjustment was calculated or determined. Include in your revised disclosure the percentage held by the non-controlling interest.

Footnote (12), page 89

22. We note your disclosure that this adjustment reflects the conversion of preference shares in Yatra Cayman to Ordinary shares of Yatra Cayman after considering a reverse stock

split on a 5.42 for 1 basis. In light of the fact that it appears from your disclosure on page 124 that the conversion of preference shares to Yatra Ordinary shares will not take place at the time of the merger, but will occur immediately prior to the commencement of trading on NASDAQ, please disclose this fact, as well as the intended timing of the 5.42 for 1 reverse stock split. Also, please explain why you believe this conversion is directly attributable to this acquisition transaction.

Footnote (13), page 89

23. We note that the adjustment in footnote (13) reflects the liability for a contingent payable to Yatra shareholders subject to Yatra's achievement of EBITDA/Revenue targets during 2017 and 2018. In light of the fact that this appears to be management's estimate of the amount that will ultimately be paid, please explain to us why you believe this adjustment is factually supportable and should be included in the pro forma financial statements. Also, please revise to refer to the more detailed disclosure of this contingent dividend agreement on pages 123-124.

Footnote (14), page 90

24. We note that this adjustment is to reflect the issuance of Yatra Ordinary shares to holders of Class A Common Stock in exchange for shares of Class A Common Stock. Please provide us, and revise to disclose more details about this adjustment including how the amounts of the adjustments and the differences disclosed in the footnote were calculated or determined.

Footnote (17), page 90

25. Please revise to disclose the amount of shares that are intended to be repurchased in this adjustment.

Footnote (3), page 90

26. We note that this adjustment is to reflect expense for restricted company ordinary shares issued to the management team. Please explain to us and revise to disclose how this amount was calculated or determined and also why you believe it is both factually supportable and is expected to have a continuing impact. Additionally, please clarify for us if this agreement for issuance of restricted shares is part of the acquisition agreement.

Footnote (4), page 90

27. We note that this adjustment is to reflect additional expense for the increase in fair value of Employee Stock Option Grants due to modification in terms of the grant for ESOPs remaining unvested as of the date of Pro Forma Condensed Combined Statement of Financial Position. Please revise to disclose the terms of the modification and how you

calculated or determined the expense recognized as an adjustment. Also, in regards to the accelerated expenses pertaining to ESOPs vested as of the date of the pro forma balance sheet, please revise to disclose the amount that will be recognized but was not included in the pro forma income statement because it does not have a continuing impact. Additionally, this modification of unvested ESOPs does not appear to be discussed elsewhere in your filing. Please revise your MD&A section to disclose the nature and terms of this modification and resulting accelerated vesting.

Note 5. Earnings Per share, page 90

28. We note that the pro forma weighted average number of shares outstanding for the year ended March 31, 2016 is 31,367,816 and you provide detail as to the amount of shares attributable to existing Yatra investors and the amount issued to Terrapin 3 shareholders. Please revise to more clearly explain how the pro forma amounts of shares in both scenarios are calculated or determined. Also, your revised disclosure should clearly indicate the treatment of Yatra's preference shares as part of the merger transaction.

Information about Yatra, page 101

29. We note your statement that "[c]ertain of the information in this proxy statement/prospectus on the Indian market is from independent market research carried out by Phocuswright Inc. and other third party sources but should not be relied upon in making, or refraining from making, any investment decision." Please revise the last part of this sentence starting with "but should not be relied upon…" given that investors are entitled to rely on information included in the prospectus.

Business Overview, page 106

30. We note that you have entered into a strategic relationship with Reliance Retail Limited. If you have entered into a written agreement and this agreement is material to you, please describe its material terms and file it as an exhibit to your registration statement or advise.

Our Platform, page 111

31. We note you refer to your retail stores. Please expand your disclosure to include the number of retail stores you operate, their average size and whether you own or lease the stores.

Tax Matters Relating to Yatra TG, page 121

32. Please explain what you mean by the "scrutiny assessment" in the first place the term is used.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Yatra, page 125

33. We note your disclosure of contractual obligations on page 138. However, this disclosure does not appear to include all contractual obligations, or adhere to the format specified in Item 5(F) of Form 20-F. Please revise accordingly.

Beneficial Ownership, page 153

34. Please revise to provide beneficial ownership information as of the most recent practicable date instead of as of the record date. Similarly, revise the disclosure in beneficial ownership tables beginning on page 175.

Management after the Transaction, page 159

35. We note the numeric legend of (1) through (3) appearing on page 159 after the table with the list of management names, ages and positions. However, the legend numbers do not appear in the table itself. Please revise.

Employment Agreements, page 161

36. We note that you have entered into employment agreements with some of your key employees. Although you filed the employment agreements with Messrs. Shringi, Vaish and Verma as exhibits to your registration statement, the employment agreements for other executives have not been filed. Please file the agreements with Messrs. Amin, Dhall, Poddar and Sodhi or tell us why this is not required.

Yatra Online Inc.

Notes to the Consolidated Financial Statements for the Year Ended March 31, 2016

40. Financial risk management, objectives and policies, page F-51

37. Tell us your consideration for disclosure of a discussion of your foreign exchange risk to provide investors with more company-specific and risk-specific disclosures as required by paragraph 40 of IFRS 7.

Item 22. Undertakings

38. Please advise why you have not included an undertaking pursuant to Item 512(a)(6) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Jocelyn Arel, Esq.
       Goodwin Procter LLP